AR/S
P.E.
12-31-05

ASV INC

SHAPING THE FUTURE



ASV POSI-TRACK
POSI-TRACK
SR-80
ASV
TURBO

ASV Inc. - Annual Report - 2005

Financial Highlights

(Dollar amounts in thousands, except per share data)	Years ended December 31, 2005	2004	2003	2002	2001
Net Sales	**$ 245,082**	$ 160,873	$ 96,387	$ 44,237	$ 50,081
Net Earnings	**27,898**	17,175	8,718	1,353	756
Net Earnings Per Share - Diluted	**1.01**	.64	.39	.07	.04
Total Assets	**183,221**	145,275	82,624	57,210	57,941
Long-Term Liabilities	**138**	1,874	1,845	1,980	2,013
Shareholders' Equity	**158,087**	126,071	72,280	50,467	50,571
Diluted Weighted Average Shares Outstanding	**27,725,241**	26,825,000	22,371,366	20,458,114	20,704,936

(Share data reflects the August 2005 two-for-one stock split)


$44
$96
$161
$245
'02
'03
'04
'05
Net Sales
(millions)


$0.07
$0.39
$0.64
$1.01
'02
'03
'04
'05
Earnings per Share
(diluted)


19.5%
21.3%
22.6%
24.6%
'02
'03
'04
'05
Gross Profit %
(% of net sales)


2.7%
14.2%
17.3%
19.6%
'02
'03
'04
'05
Return on Average Shareholders' Equity

A.S.V., Inc. designs, manufactures and sells a variety of rubber track loaders along with related components, accessories and attachments.

ASV's patented rubber track undercarriage technology is unique and leads a rapidly growing industry of rubber track loaders. Rubber track loaders are widely used within industries such as construction, forestry, landscaping, agriculture and the military.

ASV's undercarriage technology gives users a unique combination of benefits. It offers mobility superior to traditional rubber tire vehicles, plus flotation and traction surpassing that of steel track machines. The result is a highly versatile work platform that can effectively operate in virtually any environment.

ASV's Posi-Track machines are often the only machines able to work in extreme conditions such as soft, wet, swampy, rough and hilly terrains. Very low ground pressure and non-destructive tracks also make ASV equipment an ideal solution for work on landscaped surfaces because they do not cause damage. Turf Edition Posi-Tracks have unique smooth surface rubber tracks that give turf professionals the ultimate protection against damage to finished turf and landscaped surfaces.


POSI-TRACK
ASV
POSI-TRACK

A complete line of performance-match attachments, called Posi-Tools, help complete the Posi-Track package, providing users with optimized solutions for virtually every application.

Loegering Mfg. Inc., ASV's wholly-owned subsidiary, designs, manufactures and sells rubber track undercarriages, over-the-tire steel tracks and other attachments for skid-steer loaders from its facility in Casselton, North Dakota.

ASV rubber track undercarriages are a primary component on Caterpillar® Multi Terrain Loaders. Five Cat® Multi Terrain Loader models are available through the Caterpillar worldwide distribution network.

ASV also sells its undercarriages to Vermeer Manufacturing Company, a leading manufacturer in the agricultural, construction and industrial equipment markets. In 2006, ASV plans to provide undercarriages for three models of Vermeer trenchers and one Vermeer horizontal directional drill.

ASV sells its Posi-Track products primarily through independent equipment dealers in the United States, Canada, Australia and New Zealand. Loegering's products are distributed by its own network of independent equipment dealers, primarily in North America.

To Our Shareholders

2005 was a dynamic year for ASV as we focused on managing the needs of a rapidly growing company and market, while at the same time, executing on our core strategies for future growth. I think everyone did an excellent job.

ASV had its best financial performance in the history of the Company, with record sales and profitability, and impressive top and bottom line growth. We also solidified our long standing relationship with our largest customer and shareholder, and entered into a new alliance to extend our rubber track undercarriage technology to new applications. All this was accomplished while we completed development on the most significant new product offerings in ASV's history.

Here are some highlights from this very successful year:

- Sales increased 52% to $245 million on the strength of our ASV machines and parts sales and continued growth in our OEM undercarriage sales
- Gross margins improved 200 basis points to 24.6%.
- Earnings per share grew 58% to $1.01, including a 3 cent benefit associated with one time gains.
- Caterpillar renewed its purchasing commitments to ASV with the signing of a new five-year supply agreement.
- Vermeer selected ASV as the exclusive provider of rubber track undercarriages for its line of utility trenchers and other products.
- ASV partnered with CIT Group Inc. (CIT) to launch ASV Capital, a private label finance program to offer wholesale and retail financing on the sale of ASV products.
- ASV concluded the development of its revolutionary new machine and undercarriage technology with the completion of the SR-70 and SR-80.



2005 can be best described as the year of the product for ASV. In the first quarter of 2005 we introduced the RCV, an 86 horsepower vertical lift loader with high flow hydraulics. The RCV became the industry's first vertical lift machine designed to run exclusively on a suspended rubber track undercarriage. As a result, its distinctive design gives it the highest lift height in its class, and offers among the best visibility in the industry.

We also added to our line of Versatile Track Systems (or VTS™) in the third quarter of 2005. The new compact VTS, which is manufactured and sold through our Loegering Mfg., Inc. subsidiary, targets small to mid-sized skid steers and offers a sizable opportunity within the existing field population of the wheeled machines.

Even more significant than our new product launches were our new product development efforts in 2005.

The culmination of nearly three years of development work, the new SR-70 and SR-80 rubber track loaders introduce our next generation of undercarriage and machine technology. These machines have been designed from the ground up to offer all new undercarriages, new purpose-built chassis and distinctive automotive-like cab interiors. The enhanced performance and capabilities of these machines, along with their simplified



production processes, reflect our long-term product vision and will become the standard to which our other platforms will migrate.

We believe the introduction of these new machines and technology will further strengthen our product leadership position by providing rubber track loaders with greater features and functionality, at very competitive prices. With their addition, these machines will increase our industry leading product line-up to 11 models of rubber track loaders, more than twice that of any other competitor.



Along with the expansion of our rubber track loader product line, our new product development efforts in 2005 focused on our strategy of extending our undercarriage technology to new applications. We began executing on this strategy with the development of a new rubber track utility vehicle, targeted to high end consumer and commercial applications, and the development of new undercarriage systems for three models of Vermeer trenchers and one Vermeer horizontal directional drill.

We've always believed that the unique benefits our undercarriages bring to the compact loader market can also be realized with other equipment and machines. These new products, which will be launched during 2006, should help validate those beliefs.

The rubber track loader market has been one of the fastest growing segments in the compact equipment market. And as we look ahead to 2006, we expect the demand for these machines to continue to build momentum as awareness of their greater productivity and operator comfort increases.

In addition to supporting the launches of our new machines and undercarriages, our focus for 2006 will be centered on growing our dealer network, expanding our rental efforts and exploring new opportunities for our technology. Combined, we believe these strategies will help drive sustainable, long-term success in this market.


Vermeer
SIX SHOOTER

Our achievements in 2005 and our goals for the future would not be possible without the talent and commitment of our employees. I sincerely thank them and our shareholders for their continued support.

Sincerely,

[signature]

Chairman and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We design, manufacture and sell rubber-tracked, all-season vehicles and related accessories and attachments. We also manufacture rubber-tracked undercarriages, which are a primary component on Caterpillar's MTLs. Our products are able to traverse nearly any terrain with minimal damage to the ground, making them useful in industries such as construction, landscaping and agriculture. We distribute our products through an independent dealer network in the United States, Canada, Australia and New Zealand. The undercarriages sold to Caterpillar are incorporated by Caterpillar in its MTL products and sold exclusively through the Caterpillar dealer network, primarily in North America.

We experienced a significant increase in sales for the year ended December 31, 2005 due to several reasons as explained below:

- We believe there is a greater acceptance of rubber track machines in the marketplace as users experience the benefits that a rubber track machine can provide over a standard wheeled machine.
- The number of companies entering into the rubber track machine market has increased in the last few years, thereby contributing to the increased awareness and market acceptance of the products.
- We have increased our number of product offerings over the past few years thereby making it easier to attract prospective dealers to carry our Posi-Track product line. In addition, the number of dealers selling our Posi-Track product line has increased over the past few years.
- The current low interest rate environment has provided for easier financing by end users.
- Our results of operations for the year ended December 31, 2005 include sales of $24.3 million from Loegering, compared with $6.8 million for the three months ended December 31, 2004. On October 4, 2004, we closed on our acquisition of Loegering in a merger transaction.
- We believe our sales were benefited in 2005 by approximately $5-6 million of sales to customers in areas of the United States affected by Hurricanes Katrina and Rita.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an on-going basis, management evaluates its estimates and judgments, including those related to accounts receivable, inventories and warranty obligations. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. Management bases its estimates and judgments on historical experience, observance of trends in the industry, information provided by customers and other outside sources and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition and Accounts Receivable

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. We have determined that the time of shipment is the most appropriate point to recognize revenue as the risk of loss passes to the customer when placed with a carrier for delivery (i.e., upon shipment). Any post-sale obligations on our part, consisting primarily of warranty obligations, are estimated and accrued for at the time of shipment. We obtain verbal or written purchase authorizations from customers for a specified amount of product at a specified price and consider delivery to have occurred at the time of shipment. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Adjustments to slow moving and obsolete inventories to the lower of cost or market are provided based on historical experience and current product demand. We do not believe our inventories are subject to rapid obsolescence. We evaluate the adequacy of the inventories' carrying value quarterly.

Warranties

We provide limited warranties to purchasers of our products which vary by product. The warranties generally cover defects in materials and workmanship for one year from the delivery date to the first end user. The rubber tracks used on our products carry a pro-rated warranty up to 1,500 hours of usage. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required.

Income Taxes

We record income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established when management determines it is more likely than not that a deferred tax asset is not realizable in the foreseeable future.

Stock-Based Compensation

We account for employee stock-based compensation under the "intrinsic value" method prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as opposed to the "fair value" method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Pursuant to the provisions of APB 25, we do not record an expense for the value of stock-based awards granted to employees.

The FASB issued an amendment to SFAS No. 123, Share-Based Payment, (SFAS No. 123R), which is effective for public companies for periods beginning after December 15, 2005. We are required to implement the proposed standard no later than the quarter that begins January 1, 2006. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, and generally would require instead that such transactions be accounted for using a fair-value-based method. Companies are required to recognize an expense for compensation cost related to share-based payment arrangements including stock options and employee stock purchase plans. We anticipate the effect of adopting this Statement will reduce our diluted earnings per share by approximately $.08 for the year ended December 31, 2006.

Results of Operations

The following table sets forth, for the periods indicated, certain Statements of Earnings data as a percentage of net sales:

	Year Ended December 31, 2005	2004	2003
Net sales	100.0%	100.0%	100.0%
Gross profit	24.6	22.6	21.3
Selling, general & administrative expense	6.7	6.0	6.4
Research & development	0.7	0.7	0.8
Operating income	17.2	16.0	14.0
Net earnings	11.4	10.7	9.0

The following table sets forth product sales data as a percentage of net sales:

	Year Ended December 31, 2005	2004	2003
R-Series products	46.3%	47.5%	37.3%
OEM Undercarriages	30.5	33.6	48.1
Parts and other	13.3	14.7	14.6
Loegering	9.9	4.2	0.0

Net Sales

For the year ended December 31, 2005, net sales increased 52% to $245.1 million, compared with $160.9 million for 2004. This increase was primarily the result of four factors. First, sales of our Posi-Track products increased 45% due to a greater number of Posi-Track dealers in 2005, the addition of one new model, the RCV, which went into production in the second quarter of 2005, and additional sales to the hurricane stricken areas in the United States. The number of Posi-Track dealers increased 20% in 2005, with the majority of dealers added in North America. Second, sales from Loegering, acquired in October 2004, totaled $24.3 million for 2005, compared to $6.8 million for the three month period in 2004. Third, sales of our undercarriages to Caterpillar for use on its MTL product line increased 39% for 2005 compared with 2004 due to greater demand for the MTL products. Finally, sales of service parts and other items increased 48% in 2005 compared to 2004 due primarily to the increased population of machines and undercarriages in service that consume service parts. We anticipate

Results of Operations (continued)

our net sales for 2006 will be in the range of $300-320 million based on our current and projected level of orders for our Posi-Track products and undercarriages and projected future service parts demand.

Net sales for the year ended December 31, 2004 increased 67% to $160.9 million, compared with $96.4 million for 2003. This increase was primarily the result of four factors. First, sales of our Posi-Track products increased 112% in 2004, due to the addition of two new models in January 2004, a greater number of Posi-Track dealers in 2004 and a full year of sales of the RC-100 in 2004, which was introduced in the first quarter of 2003. Second, sales of MTL undercarriages increased 17% in 2004, due to three models of undercarriages being sold for the first nine months of 2004 and increased market demand. In 2003, one undercarriage model was added during the first quarter and, as such, had sales for only a portion of 2003. Third, sales of service parts more than doubled in 2004 due to a greater number of machines and undercarriages in service. Finally, net sales included $6.8 million of sales from Loegering, which was acquired in October 2004.

Gross Profit

Gross profit for the year ended December 31, 2005 increased to $60.3 million, compared with $36.4 million for 2004, and the gross profit percentage increased from 22.6% in 2004 to 24.6% in 2005. The increase in gross profit was due primarily to the increased sales we experienced during 2005 as discussed above. The increase in gross profit percentage was due to several offsetting factors. First, we believe the 3% list price increase that was put in place for all Posi-Track machines ordered after February 15, 2005 contributed to the increase in gross profit percentage for 2005. Second, we believe our gross profit percentage increased from a change in the sales mix for 2005. We experienced a greater concentration of sales of higher priced machines, primarily the RCV and the RC-100, in 2005 as compared to 2004. In addition, more of these machines were sold with additional accessories, such as cabs and air conditioning, in 2005 as compared to 2004. Both of these factors increased our gross profit percentage, as these machines and accessories carry a greater than average gross profit percentage. Also contributing to the increase in 2005 was the increase in the sale of service parts, which generally carry a higher gross profit percentage than machines. In addition, the inclusion of Loegering's sales for the entire 2005 fiscal year helped increase the overall gross profit percentage as Loegering's products carry a higher gross profit percentage, on average, when compared with our products. Third, we believe operational efficiencies obtained from higher production volumes helped increase the gross profit percentage in 2005. Offsetting these increases were planned decreases in the selling price (and ultimately the gross profit percentage) of undercarriages to Caterpillar on January 1, 2005 for two of the three undercarriage models sold to Caterpillar and service parts as of November 1, 2005. Finally, gross profit percentage was also negatively affected by steel surcharges of $5.6 million in 2005, compared with $2.4 million in 2004. Due to the price changes contained in the Supply Agreement with Caterpillar and based on the anticipated sales mix for 2006, we anticipate our gross profit percentage for 2006 will be in the range of 23.3-23.6%.

For the year ended December 31, 2004, gross profit increased to $36.4 million, compared with $20.5 million for 2003, and the gross profit percentage increased from 21.3% in 2003 to 22.6% in 2004. The increase in gross profit was due primarily to the increased sales experienced during 2004 as discussed above. The increase in gross profit percentage was due primarily to a shift in the mix of products sold in 2004 as we had increased sales of Posi-Track products in 2004 over 2003. Posi-Track products generally carry a higher gross profit percentage than MTL undercarriages. We also believe our raw material unit cost reduction project initiated in the first quarter of 2004 as well as operational efficiencies obtained from higher production volumes helped increase the gross profit percentage in 2004. Offsetting these increases were steel surcharges of approximately $2.4 million in 2004. We experienced no steel surcharges in 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $16.5 million, or 6.7% of net sales, compared with $9.6 million, or 6.0% of net sales, for 2004. The increase was due primarily to the inclusion of Loegering, which does not yet experience the same degree of leverage as we do. Loegering's selling, general and administrative expenses totaled $4.6 million for 2005, compared with $842,000 for the three months Loegering's operations were included with ours for 2004. In addition, selling, general and administrative expenses increased due to increased sales commissions from the increased sales of our Posi-Track products of approximately $1.4 million, increased advertising and promotion costs to promote the technology benefits of our products of approximately $661,000 and the overall increase in the volume of our business.

For the year ended December 31, 2004, selling, general and administrative expenses increased to $9.6 million, or 6.0% of net sales, compared with $6.2 million, or 6.4% of net sales, for 2003. The increase in expenses was due primarily to increased advertising and promotion to promote the technology benefits of our products, increased sales commissions from increased sales of our Posi-Track products, costs related to the acquisition of Loegering, initial compliance costs related to Sarbanes-Oxley implementation and the overall increase in the volume of our business.

Research and Development

Research and development expenses increased from $1.1 million in 2004 to $1.7 million in 2005. The increase was due to the on-going development of new products (namely the SR-70 and SR-80) and additional applications of our track technology (such as undercarriages for the Vermeer Machines). We also developed a smaller version of the Loegering VTS product, which went into production in the third quarter of 2005. We anticipate our future spending on research and development activities will focus on additional product offerings and additional applications of our track technology and will be approximately 0.7% of net sales in 2006.

For the year ended December 31, 2004, research and development expenses increased to $1.1 million, compared with $795,000 for 2003. The increase was due primarily to the on-going development of new products, including the RCV, which was introduced in January 2005.

Other Income (Expense)

Other income (expense) was $1.7 million for the year ended December 31, 2005, compared with $737,000 for 2004. This increase was due primarily to greater funds available for investment and increased short-term interest rates in 2005. Funds increased in 2005 due to proceeds received from the exercise of employee stock options and net earnings generated in 2005 and 2004. In addition, Loegering sold the intellectual property and the tangible personal property related to its snowblower product line to Caterpillar in 2005 for $350,000, resulting in a gain of $325,000.

For the year ended December 31, 2004, other income was $737,000, compared with $49,000 for 2003. This increase was due primarily to increased interest income from greater funds available for investment in 2004. Funds increased in 2004 due to proceeds received from the sale of Common Stock to Caterpillar in January 2004, proceeds received from the exercise of employee stock options and net earnings generated in 2004 and 2003.

Net Earnings

Net earnings were $27.9 million for the year ended December 31, 2005, compared with $17.2 million for the year ended December 31, 2004. The increase was primarily a result of increased sales with an increased gross profit percentage and increased non-operating income, offset in part by increased operating expenses and a higher effective income tax rate. We anticipate our diluted earnings per share for 2006, before the effect of adopting SFAS No. 123R, Accounting for Stock-Based Compensation, will be in the range of $1.14-$1.23 based on our anticipated sales, gross profit and expense levels for 2006. The impact on diluted earnings per share for the expensing of stock options and other compensation expenses related to this adoption is anticipated to be $.08 per share for 2006.

For the year ended December 31, 2004, net earnings were $17.2 million, compared with $8.7 million for 2003. The increase was primarily a result of increased sales with an increased gross profit percentage, offset in part by increased operating expenses. We also realized a slightly lower effective income tax rate in 2004 due to increased international sales and increased tax credits from increased research and development expenditures in 2004.

Liquidity and Capital Resources

For the year ended December 31, 2005, we generated $8.1 million of cash and cash equivalents compared with generating $35,000 of cash and cash equivalents for the year ended December 31, 2004. During 2005, we generated $12.7 million of cash from operations, as increased profitability and increased payables were offset primarily by increased accounts receivables from increased sales and increased raw materials to facilitate expected future production levels and parts sales. We used $5.3 million of cash in investing activities during 2005, as we invested $11.9 million to purchase property and equipment, the majority of which is integral to the manufacturing of certain inventory components. We also purchased $3.3 million of short-term and long-term investments in 2005. This cash use was partially offset by the redemption of certain short-term investments. In 2005, we chose to eliminate the use of auction-rate securities from our investment portfolio, which were classified as short-term investments, and replaced them with short-term tax-exempt investments, which are classified as cash equivalents. Financing activities generated $694,000 of cash from the exercise of stock options by employees and directors, offset by payments made on long-term liabilities in 2005. In December 2005, we exercised our purchase option on the capital lease for our Grand Rapids manufacturing facility with a payment of $1.7 million from available cash.

Caterpillar Revenue Recognition/Gross Profit

Through October 31, 2005, we sold our undercarriages and service parts to Caterpillar under the terms of the Alliance Agreement. The Alliance Agreement has been replaced, effective November 1, 2005, with a Supply Agreement as described below.

Through October 31, 2005, we recognized as sales our cost for the MTL undercarriages, as defined in the Alliance Agreement between us and Caterpillar, plus a portion of the anticipated gross profit that Caterpillar expected to recognize upon sale of the MTLs to Caterpillar dealers, when we shipped undercarriages to Caterpillar. The gross profit percentage that we received for two of the three undercarriages sold to Caterpillar was reduced by 33% on January 1, 2005. The gross profit percentage for the third undercarriage sold to Caterpillar was scheduled to be reduced by 33% effective January 1, 2006, had the Alliance Agreement been extended into 2006.

Caterpillar Supply Agreement

On September 29, 2005 we signed a five-year Supply Agreement with Caterpillar, effective November 1, 2005. The Supply Agreement replaces the Alliance Agreement, which expired October 31, 2005. The key terms of the Supply Agreement are as follows:

Scope:

- Consistent with the original Alliance Agreement, Caterpillar will purchase from us 100% of its undercarriage requirements for current and specified future Caterpillar MTLs, as defined.
- If Caterpillar chooses to manufacture MTLs outside North America for non-North American markets, Caterpillar will purchase from us 100% of its undercarriage requirements for these MTLs, provided we meet the Capacity Requirements and the Local Requirements, as defined, for the applicable geographic area.
- Should we choose not to supply undercarriages to Caterpillar for these non-North American sales, we would grant a royalty-bearing license to Caterpillar to use our intellectual property to manufacture undercarriages for use on MTLs manufactured outside North America for the non-North American markets.
- Caterpillar will continue to purchase 100% of its requirements for proprietary original equipment manufacturer aftermarket service parts from us.
- We will continue to be allowed to sell our rubber track undercarriages to other equipment manufacturers for machines that do not compete with Caterpillar's Multi Terrain Loaders.
- We will continue to utilize Caterpillar components in the manufacture of our products.

Pricing:

- There was no change to the current MTL undercarriage pricing through December 31, 2005.
- Starting in 2006, we expect to earn gross profit percentages on the sale of our undercarriages similar to those expected, had the original Alliance Agreement with Caterpillar been extended to 2006.
- With the expected increased volume of service parts, we have agreed to accept a lower gross margin on the sale of those service parts, effective November 1, 2005.
- We anticipate the impact of the new Supply Agreement may reduce our overall gross profit percentage for 2006 between zero and two percentage points.

Term:

- The Supply Agreement will commence on November 1, 2005 and will continue through November 1, 2010.
- The Supply Agreement will automatically renew for successive one-year renewal terms unless either party provides at least six months prior written notice of termination.

Along with the new Supply Agreement, Caterpillar entered into a Registration Rights Agreement with us that provides Caterpillar registration rights for unregistered shares of ASV Common Stock it currently holds. However, so long as the Supply Agreement remains in effect, Caterpillar has agreed not to sell or dispose of any of its ASV shares prior to January 1, 2009.

Vermeer Commercial Alliance Agreement

On September 23, 2005, we entered into the Vermeer Agreement with Vermeer. Under the Vermeer Agreement, we will be the exclusive supplier of rubber track undercarriages and service parts to Vermeer for use on select products in Vermeer's line of horizontal directional drills, utility trenchers and other products. The term of the Vermeer Agreement is eight years, with automatic one-year renewal periods unless either party gives the other party at least six months written notice of termination.

Customer Note Receivable

Included in accounts receivable and other non-current assets at December 31, 2005 is a note receivable for $724,000 from a customer. The note bears interest at 6% and is due in monthly installments through January 2009. As of February 28, 2006, the customer is current on the amount owed us under this note.

Off-Balance Sheet Arrangements

We have guaranteed the repayment of a note made by a customer to a non-affiliated finance company for payment of amounts owed to us by this customer. To determine the value of the financing guarantee, the lending institution provided us with the cost of the financing both with and without the guarantee. This differential was used to determine the amount of the financing guarantee of $35,000. This amount was recorded as a reduction of net sales for the year ended December 31, 2003, when the note and guarantee were entered into. A similar amount has been included in other accrued liabilities since December 31, 2003. The balance of this note at December 31, 2005 was $309,000. As of February 28, 2006, the customer is current on the amounts owed to the finance company under this note.

Relationship with Finance Companies

In October 2005, we announced we had entered into an agreement with CIT to form ASV Capital, a private label finance program to offer wholesale and retail financing options on the sale of our Posi-Track products. Representatives of ASV and CIT will make joint credit decisions, with CIT retaining the risk of the credit portfolio. We have no ownership in ASV Capital and have no share in the profit or loss of ASV Capital. We have also affiliated ourselves with one other finance company that finances the sale of our products.

By using these finance companies, we receive payment for our products shortly after their shipment. We pay a portion of the interest cost associated with financing these shipments that would normally be paid by the customer, over a period generally ranging from three to twelve months, depending on the amount of down payment made by the customer. We are also providing twelve-month terms for one machine to be used for demonstration purposes for each qualifying dealer. In addition, we offer, from time to time, extended term financing on the sale of certain products to our dealers for periods ranging from 90 days to two years.

Table of Contractual Commitments

The following table represents the Company's contractual obligations at December 31, 2005:
(dollars in thousands)

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$ 116	$ 40	$ 76	$ --	$ --
Capital Lease Obligations	93	31	62	--	--
Operating Leases	216	54	146	16	--
Purchase Obligations	97,300	96,884	416	--	--
Financing Guarantee	35	35	--	--	--
Total	$97,760	$97,044	$ 700	$ 16	$ --

Purchase obligations represent the total value of all open purchase orders for the purchase of raw materials and components used in the manufacture of our products as of December 31, 2005. Our financing guarantee is described in Note J to the financial statements included in this Annual Report.

New Accounting Pronouncements

SFAS 123 (Revised 2004) Share-Based Payment

This revision to Statement No. 123, Accounting for Stock-Based Compensation, requires the fair value from all share-based payment transactions be recognized in the financial statements. SFAS 123 (Revised 2004) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. This Statement is effective for us beginning January 1, 2006. We anticipate the effect of adopting this Statement will reduce our diluted earnings per share by approximately $.08 for the year ended December 31, 2006.

New Accounting Pronouncements (continued)

SFAS 151 Inventory Costs

This Statement requires the accounting for idle facility expense, freight, handling costs and wasted material be recognized as current period charges. This Statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for us beginning January 1, 2006. Management does not believe the adoption of this pronouncement will have a material effect on us.

Stock Split

On August 25, 2005, we completed a two-for-one stock split. All share data information has been restated to reflect the stock split.

Cash Requirements

We believe cash expected to be generated from operations and our existing cash, cash equivalents and investments will satisfy our projected working capital needs and other cash requirements for the next twelve months and the foreseeable future.

Forward-Looking Statements

The statements set forth above under "Results of Operations" and elsewhere in this Annual Report regarding the effect of new accounting pronouncements, our future sales levels, our sales to Caterpillar, gross profit percentage, earnings per share, new product availability, product mix, profitability, expense levels and liquidity are forward-looking statements based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Certain factors may affect whether these anticipated events occur, including our ability to successfully manufacture our machines and undercarriages, unanticipated delays, costs or other difficulties in the manufacture of the machines and undercarriages, unanticipated problems or delays experienced by Caterpillar or Vermeer relating to the manufacturing or marketing of their machines, market acceptance of the machines, deterioration of the general market and economic conditions, corporate developments at ASV, Caterpillar or Vermeer, our ability to realize the anticipated benefits from our relationships with Caterpillar and Vermeer and the other factors described in Item 1A. "Risk Factors" of the Company's Annual Report on Form 10-K for the year ended December 31, 2005. Any forward-looking statements provided from time-to-time by us represent only management's then-best current estimate of future results or trends.

Quantitative and Qualitative Disclosures About Market Risk

We have no history of investing in derivative financial instruments, derivative commodity instruments or other such financial instruments, and do not anticipate making such investments in the future. Transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency hedges. Additionally, we invest in money market funds and fixed rate U.S. government and corporate obligations, which experience minimal volatility. Thus, the exposure to market risk is not material.

Consolidated Balance Sheets • December 31, 2005 and 2004

ASSETS	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 35,517,391	$ 27,437,885
Short-term investments	1,224,063	9,562,744
Accounts receivable (net of allowance for doubtful accounts of $547,372 in 2005; $295,553 in 2004)		
Trade	33,706,550	20,408,436
Caterpillar Inc.	10,086,659	16,023,338
Inventories	52,361,672	34,832,868
Deferred income taxes	3,545,000	1,835,000
Other current assets	1,082,602	1,062,096
Total current assets	137,523,937	111,162,367
PROPERTY AND EQUIPMENT, net	20,907,333	11,108,132
LONG-TERM INVESTMENTS	7,995,029	5,912,747
OTHER NON-CURRENT ASSET	534,445	703,445
INTANGIBLES, net	7,874,259	8,002,251
GOODWILL	8,385,827	8,385,827
	$ 183,220,830	$ 145,274,769
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term liabilities	$ 70,665	$ 189,656
Accounts payable	15,498,464	11,452,026
Accrued liabilities		
Warranties	5,076,570	3,078,382
Other	2,194,998	1,416,140
Income taxes payable	854,750	533,995
Total current liabilities	23,695,447	16,670,199
LONG-TERM LIABILITIES, less current portion	138,180	1,873,768
DEFERRED INCOME TAXES	1,300,000	660,000
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Capital stock, $.01 par value:		
Preferred stock, 11,250,000 shares authorized; no shares issued or outstanding	-	-
Common stock, 33,750,000 shares authorized; shares issued and outstanding – 26,988,187 in 2005; 26,673,314 in 2004	269,882	266,734
Additional paid-in capital	92,326,757	88,211,657
Retained earnings	65,490,564	37,592,411
	158,087,203	126,070,802
	$ 183,220,830	$ 145,274,769

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Earnings • Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Net sales			
Trade	**$ 149,881,695**	$ 95,798,150	$ 44,580,928
Caterpillar Inc.	**95,199,981**	65,075,170	51,805,648
Total net sales	**245,081,676**	160,873,320	96,386,576
Cost of goods sold	**184,798,696**	124,473,593	75,895,524
Gross profit	**60,282,980**	36,399,727	20,491,052
Operating expenses			
Selling, general and administrative	**16,468,449**	9,604,619	6,177,324
Research and development	**1,720,751**	1,106,762	794,729
Operating income	**42,093,780**	25,688,346	13,518,999
Other income (expense)			
Interest expense	**(108,473)**	(124,223)	(129,359)
Interest income	**1,372,095**	833,307	140,366
Other, net	**390,751**	27,719	37,897
Income before income taxes	**43,748,153**	26,425,149	13,567,903
Provision for income taxes	**15,850,000**	9,250,000	4,850,000
NET EARNINGS	**$ 27,898,153**	$ 17,175,149	$ 8,717,903
Net earnings per common share			
Basic	**$ 1.04**	$ .67	$ .43
Diluted	**$ 1.01**	$ .64	$ .39
Weighted average number of common shares outstanding			
Basic	**26,820,216**	25,471,998	20,437,586
Diluted	**27,725,241**	26,825,000	22,371,366

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity • Years Ended December 31, 2005, 2004 and 2003

	Common stock		Additional paid-in	Retained	
	Shares	Amount	capital	earnings	Total
Balance at December 31, 2002	20,127,802	$ 201,278	$ 38,566,286	$ 11,699,359	$ 50,466,923
Exercise of stock options and warrant, net	2,460,384	24,604	13,740,929	-	13,765,533
Tax benefit from exercise of stock options and warrant	-	-	5,597,000	-	5,597,000
Cost of shares retired	(481,010)	(4,810)	(6,263,028)	-	(6,267,838)
Net earnings	-	-	-	8,717,903	8,717,903
Balance at December 31, 2003	22,107,176	221,072	51,641,187	20,417,262	72,279,521
Issuance of common stock, net of issuance costs	3,936,946	39,370	36,528,759	-	36,568,129
Exercise of stock options, net	780,500	7,806	6,157,845	-	6,165,651
Tax benefit from exercise of stock options	-	-	3,400,000	-	3,400,000
Cost of shares and warrant retired	(151,308)	(1,514)	(9,516,134)	-	(9,517,648)
Net earnings	-	-	-	17,175,149	17,175,149
Balance at December 31, 2004	26,673,314	266,734	88,211,657	37,592,411	126,070,802
Exercise of stock options, net	320,470	3,204	2,661,857	-	2,665,061
Tax benefit from exercise of stock options	-	-	1,570,000	-	1,570,000
Cost of shares retired	(5,597)	(56)	(116,757)	-	(116,813)
Net earnings	-	-	-	27,898,153	27,898,153
Balance at December 31, 2005	26,988,187	$ 269,882	$ 92,326,757	$ 65,490,564	$ 158,087,203

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows • Years Ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities:			
Net earnings	**$ 27,898,153**	$ 17,175,149	$ 8,717,903
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**2,108,551**	1,119,610	687,363
Amortization	**102,992**	25,749	-
Deferred income taxes	**(1,070,000)**	225,000	(747,000)
Tax benefit from stock option exercises	**1,570,000**	3,400,000	5,597,000
Gain on sale of product line	**(325,000)**	-	-
Changes in assets and liabilities, net of effects of purchase of Loegering Mfg, Inc.:			
Accounts receivable	**(7,361,435)**	(19,240,234)	(2,086,645)
Inventories	**(17,528,804)**	(3,343,439)	5,147,913
Other assets	**148,494**	2,178,967	(1,767,821)
Accounts payable	**4,046,438**	3,087,089	3,166,520
Accrued liabilities	**2,777,046**	1,396,976	562,917
Income taxes	**320,755**	533,995	-
Net cash provided by operating activities	**12,687,190**	6,558,862	19,278,150
Cash flows from investing activities:			
Purchase of property and equipment	**(11,907,752)**	(4,653,424)	(1,736,749)
Proceeds from sale of product line	**350,000**	-	-
Cash paid for purchase of Loegering Mfg. Inc.	-	(3,480,000)	-
Purchase of long-term investments	**(2,082,282)**	(5,912,747)	-
Purchase of short-term investments	**(1,224,063)**	(9,562,744)	(2,305,662)
Redemption of short-term investments	**9,562,744**	2,305,662	739,307
Net cash used in investing activities	**(5,301,353)**	(21,303,253)	(3,303,104)
Cash flows from financing activities:			
Proceeds from long-term liabilities	-	100,000	-
Principal payments on long-term liabilities	**(1,854,579)**	(736,612)	(128,076)
Principal payments on short-term note payable	-	(3,050,000)	-
Proceeds from issuance of common stock, net	-	21,818,129	-
Proceeds from exercise of stock options and warrant, net	**2,665,061**	6,165,651	13,765,533
Retirement of common stock and warrant	**(116,813)**	(9,517,648)	(6,267,838)
Net cash provided by financing activities	**693,669**	14,779,520	7,369,619
Net increase in cash and cash equivalents	**8,079,506**	35,129	23,344,665
Cash and cash equivalents at beginning of year	**27,437,885**	27,402,756	4,058,091
Cash and cash equivalents at end of year	**$ 35,517,391**	$ 27,437,885	$ 27,402,756
Supplemental disclosure of cash flow information:			
Cash paid for interest	**$ 117,632**	$ 130,930	$ 125,890
Cash paid for income taxes	**$ 15,029,245**	$ 5,044,073	$ 1,588,252
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of common stock for purchase of Loegering Mfg. Inc.	$ -	$ 14,750,000	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company designs and manufactures track-driven, all-season vehicles, related accessories, traction products and attachments in Northern Minnesota and Eastern North Dakota. The Company sells its products through independent dealers in the United States, Canada, Australia and New Zealand.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of A.S.V., Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company generally recognizes revenue on its product sales when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. The Company obtains verbal or written purchase authorizations from customers for a specified amount of product at a specified price and considers delivery to have occurred at the time of shipment. Sales to customers outside the United States accounted for 6%, 9% and 6% of our net sales in 2005, 2004 and 2003, respectively.

Fair Value of Financial Instruments

The financial statements include the following financial instruments: cash equivalents, investments, accounts receivable and accounts payable. At December 31, 2005 and 2004, the fair values of these financial instruments are not significantly different than their balance sheet carrying amounts.

Cash Equivalents

All highly liquid temporary cash investments with an original maturity of three months or less are considered to be cash equivalents. At December 31, 2005 and 2004, the Company had cash equivalents of approximately $38,611,000 and $29,711,000, which consisted of two money market accounts and various tax-exempt cash equivalents. The fair value of these investments approximates cost. The Company maintains cash balances at two financial institutions and, at times, these balances may be in excess of federally insured limits.

Investments

Short-term investments consist of a diversified portfolio of taxable and non-taxable securities, which will mature in 2006. The Company considers its short-term investments as "available-for-sale." At December 31, 2005 and 2004, cost was equal to fair value and no amount was included as a separate component of shareholders' equity.

Long-term investments consist primarily of U.S. Treasury notes which will mature in 2009. The Company considers its long-term investments as "held-to-maturity." Management has the intent and ability to hold these investments to maturity. These investments are carried at amortized cost.

Accounts Receivable

The Company grants credit to customers in the normal course of business. Management performs on-going credit evaluations of customers. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Changes in the Company's allowance for doubtful accounts are as follows:

	December 31,	
	2005	2004
Balance, beginning of year	$ 295,553	$ 150,000
Loegering acquisition	-	101,694
Bad debt expense	346,308	126,366
Accounts written off	(94,489)	(82,507)
Balance, end of year	$ 547,372	$ 295,553

The Company has a note receivable at December 31, 2005 for approximately $724,000 from a customer, which is included in accounts receivable and other non-current assets in the accompanying balance sheet. The note bears interest at 6% and is due in monthly installments through January 2009.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Adjustments of slow moving and obsolete inventories to the lower of cost or market are provided based on historical experience and current product demand.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Buildings and improvements are depreciated over periods of 18 to 39 years using the straight-line method. Tooling, machinery and equipment, and vehicles are depreciated over periods of 3 to 20 years using straight-line and accelerated methods. Accelerated methods are used for income tax purposes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangibles

The Company's intangible assets include patents granted, patent applications, trade name, trade dress and trademarks. All of the intangibles represent the value assigned to the respective assets from the Company's 2004 acquisition of Loegering Mfg. Inc. Patents granted are being amortized over the remaining life of the patent, ranging from 7 – 16 years. All other intangibles are not being amortized as they are believed to have an indefinite life. Amortization expense was $102,992 for 2005 and $25,749 for 2004.

Expected future amortization of intangible assets is as follows:

Year ended December 31,	
2006	$103,000
2007	$103,000
2008	$103,000
2009	$103,000
2010	$103,000

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired from Loegering Mfg. Inc. The carrying value of goodwill was tested for impairment on an annual basis as of September 30, 2005 or when factors indicating impairment are present.

Income Taxes

Income taxes are accounted for under the liability method. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred taxes are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the enactment. None of the goodwill is deductible for tax purposes.

Warranties

The Company provides a limited warranty to purchasers of its products which varies by product. The warranties generally cover defects in materials and workmanship for one year from the delivery date to the first end user. The rubber tracks used on the Company's products carry a pro-rated warranty up to 1,500 hours of usage. Provision for estimated warranty costs are recorded when revenue is recognized based on estimated product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the warranty liability may be required.

Changes in the Company's warranty liability are as follows:

	December 31, 2005	December 31, 2004
Balance, beginning of year	$ 3,078,382	$ 1,341,100
Expense for new warranties issued	5,402,402	3,323,791
Warranty claims	(3,404,214)	(1,586,509)
Balance, end of year	$ 5,076,570	$ 3,078,382

Advertising Expense

Advertising is expensed as incurred. Advertising expenses were approximately $1,346,000, $776,000 and $388,000 for 2005, 2004 and 2003, respectively.

Shipping and Handling Costs

The Company includes shipping and handling (including warehousing) costs incurred in connection with the distribution of replacement parts in selling, general and administrative expenses. Shipping and handling costs were approximately $4,001,000, $2,066,000 and $1,018,000 for 2005, 2004 and 2003, respectively.

Research and Development

All research and development costs are expensed as incurred.

Employee Savings and Profit Sharing Plan

The Company has employee savings and profit sharing plans which permit participant salary deferrals up to certain limits set by law and provides for discretionary Company contributions. The Plan covers employees who have met minimum age and service requirements, as defined in the Plan. Company contributions were approximately $186,000, $94,000 and $49,000 for 2005, 2004 and 2003, respectively.

Stock-Based Compensation

At December 31, 2005, the Company has three stock-based compensation plans, which are described more fully in Note H. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, using the assumptions described in Note H, to its stock-based compensation plans.

	Year ended December 31,		
	2005	2004	2003
Net earnings, as reported	$27,898,153	$17,175,149	$8,717,903
Deduct: Total stock-based employee compensation determined under fair value based methods for all awards, net of income taxes	1,668,608	1,649,852	792,140
Pro forma net earnings	$26,229,545	$15,525,297	$7,925,763
Earnings per share:			
Basic – as reported	$1.04	$0.67	$0.43
Basic – pro forma	$0.98	$0.61	$0.39
Diluted – as reported	$1.01	$0.64	$0.39
Diluted – pro forma	$0.95	$0.58	$0.35

Net Earnings Per Common Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options and warrants, when dilutive.

For the years ended December 31, 2005, 2004 and 2003, 905,025, 1,353,002 and 1,933,780 shares, respectively, of common stock equivalents were included in the computation of diluted net earnings per share. There were no anti-dilutive options or warrants outstanding at December 31, 2005, 2004 or 2003

Reclassifications

Certain 2004 and 2003 amounts have been reclassified to conform to the 2005 presentation.

Accounting Estimates

Preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

New Accounting Pronouncements

SFAS 123 (Revised 2004), Share-Based Payment.
This revision to Statement No. 123, Accounting for Stock-Based Compensation, requires the fair value of all share-based payment transactions be recognized in the financial statements. SFAS 123 (Revised 2004) establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees, except for equity instruments held by employee share ownership plans. This Statement is effective for the Company beginning January 1, 2006. The Company anticipates the effect of adopting this Statement will reduce its diluted earnings per share figure by approximately $.08 for the year ended December 31, 2006.

SFAS 151, Inventory Costs. This Statement requires the accounting for idle facility expense, freight, handling costs and wasted material be recognized as current period charges. This Statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for the Company beginning January 1, 2006. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

NOTE B – ACQUISITION

On October 1, 2004, ASV acquired 100% of the outstanding common stock of Loegering Mfg. Inc. The results of Loegering's operations have been included in the consolidated financial statements since that date. Loegering is a provider of traction products and attachments for the skid-steer industry.

The aggregate purchase price was $18.23 million, consisting of $3.48 million in cash and approximately 430,000 shares of ASV common stock valued at $14.75 million. The value of the common shares issued was determined based on the average closing market price for the 15-day period prior to October 1, 2004. In a related transaction, ASV acquired real property representing Loegering's manufacturing facility from Loegering affiliates for $1.57 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, October 1, 2004:

Current assets	$ 7,117,178
Equipment	1,444,396
Non-current assets	122,485
Intangible assets	8,028,000
Goodwill	8,385,827
Total assets acquired	25,097,886
Current liabilities	6,602,505
Long-term debt	265,381
Total liabilities assumed	6,867,886
Net assets acquired	$ 18,230,000

Of the $8,028,000 of acquired intangible assets, $5,334,000 was assigned to registered trademarks and trade dress and $1,849,000 was assigned to patent applications that are not subject to amortization. The remaining $845,000 was assigned to patents, which are being amortized over their useful lives of 8-17 years.

The following represents the Company's results of operation as though the acquisition had been completed as of January 1, 2003:

	Year ended December 31, 2004	2003
Net sales	$ 171,166,571	$ 108,760,146
Income before income taxes	25,709,997	14,357,813
Net earnings	$ 16,720,997	$ 9,225,813
Net earnings per share		
Basic	$ .64	$ .43
Diluted	$ .61	$ .40

NOTE C – INVENTORIES

Inventories consist of the following:

	December 31, 2005	2004
Raw materials, service parts and work-in-process	$42,122,164	$23,630,644
Finished goods	8,921,632	9,647,769
Used equipment held for resale	1,317,876	1,554,455
	$52,361,672	$34,832,868

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2005	2004
Land	$ 693,688	$ 629,929
Buildings and improvements	7,578,441	7,368,316
Tooling	5,103,294	2,659,129
Machinery and equipment	15,844,871	4,034,074
Vehicles	529,800	468,172
	29,750,094	15,159,620
Less accumulated depreciation	8,842,761	4,051,488
	$ 20,907,333	$11,108,132

NOTE E – LONG-TERM LIABILITIES

Capital Lease Obligations

The Company leases certain real property and vehicles under capital leases. The Company exercised its option to pay off the capital lease for its Grand Rapids manufacturing and office building in December 2005 by making a payment of $1,743,000 to the lessor. The Company has no future lease payments due under this capital lease agreement.

The Company exercised its option to pay off the capital leases for its vehicles in January 2006 by making a payment of $62,000 to the lessor. The Company has no future lease payments due under these capital lease agreements.

Asset cost related to the capital lease were $2,372,096 at December 31, 2004. Accumulated amortization was $457,810 at December 31, 2004.

Other Long-Term Debt

The Company has non-interest bearing notes payable totaling $36,067 and $55,741 at December 31, 2005 and 2004, respectively, secured by vehicles, due in monthly installments through November 2007.

The Company has an unsecured, non-interest bearing note payable of $80,000 and $100,000 at December 31, 2005 and 2004, respectively, due in annual installments of $20,000 through 2009.

NOTE F – INCOME TAXES

The provision for income taxes consists of the following:

	Year ended December 31,		
	2005	2004	2003
Current			
Federal	$15,240,000	$ 8,300,000	$ 5,143,000
State	1,680,000	725,000	454,000
	16,920,000	9,025,000	5,597,000
Deferred	(1,070,000)	225,000	(747,000)
	$15,850,000	$ 9,250,000	$ 4,850,000

Deferred income taxes relate to the tax effect of temporary differences as follows:

	December 31,	
	2005	2004
Current Assets:		
Allowance for doubtful accounts	$ 190,000	$ 100,000
Inventory reserve	970,000	680,000
Accrued warranty	1,865,000	850,000
Inventory capitalization	220,000	205,000
Other reserves and accruals	300,000	--
	$3,545,000	$1,835,000
Long-Term Liabilities:		
Depreciation	$1,300,000	$ 660,000

The following is a reconciliation of the Federal statutory income tax rate to the effective tax rate:

	2005	2004	2003
Statutory federal rate	35.0%	35.0%	34.0%
State income taxes, net of federal benefit	2.3	2.0	1.9
Research and development tax credit	(0.3)	(1.2)	(0.4)
Extraterritorial income exclusion	(0.4)	(0.4)	(0.3)
Domestic production activity deduction	(0.7)	-	-
Other	0.3	(0.4)	0.5
	36.2%	35.0%	35.7%

The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital.

NOTE G – TRANSACTIONS WITH CATERPILLAR

Prior to 2000, the Company entered into a Securities Purchase Agreement (the "Agreement") with Caterpillar Inc. ("Caterpillar"). Under the terms of the Agreement, Caterpillar acquired, for an aggregate purchase price of $18,000,000, two million newly issued shares of common stock and a warrant to purchase an additional 20,534,254 newly issued shares of common stock at a price of $10.50 per share. The warrant was exercisable at any time through January 2009 subject to partial termination in the event the Company achieves certain financial goals.

As a result of the Agreement, the board of directors was increased with two members nominated by Caterpillar. Caterpillar currently has one board member, although their percentage ownership allows for two members.

The Company and Caterpillar also entered into a Commercial Alliance Agreement pursuant to which Caterpillar will provide the Company with access to its dealer network and will make various management, financial and engineering resources available to the Company. Included in the Commercial Alliance Agreement is a Marketing Agreement which provides, among other things, that the Company will pay Caterpillar a commission equal to 5% of the dealer net price for certain complete machines and 3% for replacement parts and Company-branded attachments for all sales made to Caterpillar dealers. In addition, if the Company's products are sold under the Caterpillar brand name, the Company will pay Caterpillar a trademark license fee equal to 3% of the net sales of these products to Caterpillar dealers. The Company and Caterpillar also entered into other ancillary agreements for the benefit of both companies. Total commission expense under the agreement was approximately $24,000, $38,000 and $88,000 in 2005, 2004 and 2003, respectively.

In October 2000, the Company completed another Securities Purchase Agreement with Caterpillar in which Caterpillar purchased 1,000,000 newly issued shares of common stock at a price of $9.00 per share. At that time, the Company also amended its original warrant issued to Caterpillar reducing the number of shares of Company common stock available for purchase under the original warrant by 1,000,000 shares.

NOTE G – TRANSACTIONS WITH CATERPILLAR (continued)

Also in October 2000, the Company and Caterpillar entered into an Alliance Agreement to jointly develop and manufacture a new product line of Caterpillar rubber track skid steer loaders called Multi-Terrain Loaders, or MTLs. The product line, which includes five models, features Caterpillar's patented skid steer loader technology and ASV's patented Maximum Traction Support System ™ rubber track undercarriage. The MTLs are being sold through the Caterpillar dealer network. The Company is manufacturing the undercarriage for use on all of the MTLs. The Alliance Agreement expired October 31, 2005 and has been replace by the Supply Agreement, as described below.

In January 2004, the Company sold 2,080,138 shares of its common stock to Caterpillar at $10.50 per share. These shares were subject to an acceleration notice issued to Caterpillar by the Company in October 2003 in connection with the warrant held by Caterpillar.

Also in January 2004, the Company repurchased the remaining warrant held by Caterpillar for a cash payment of $7.2 million and the issuance of 1,000,000 shares of the Company's common stock. As a result of these transactions, Caterpillar owned 23.3% of the Company's outstanding common stock at December 31, 2005.

On September 29, 2005 the Company signed a five-year Supply Agreement with Caterpillar, effective November 1, 2005. The Supply Agreement replaces the Alliance Agreement, which expired October 31, 2005. Under the Supply Agreement, Caterpillar will purchase 100% of its undercarriage and original equipment manufacturer service parts requirements for current and specified future Caterpillar MTLs, as defined, from the Company. The Company will continue to be allowed to sell its rubber track undercarriages to other equipment manufacturers for machines that do not compete with Caterpillar's MTLs and the Company will continue to utilize Caterpillar components in the manufacture of its products. The Supply Agreement commenced on November 1, 2005 and will continue through November 1, 2010. The Supply Agreement will automatically renew for successive one-year renewal terms unless either party provides at least six months prior written notice of termination.

Along with the new Supply Agreement, the Company and Caterpillar have also entered into a Registration Rights Agreement that provides Caterpillar registration rights for shares of unregistered ASV common stock it currently holds. However, so long as the Supply Agreement remains in effect, Caterpillar agreed to not sell or dispose of any of its ASV shares prior to January 1, 2009. In addition, as part of the Registration Rights Agreement, Caterpillar retained its ability to designate director nominees to the Company's Board of Directors in proportion to its ownership of shares in ASV, similar to the rights it held under the Agreement.

The Company purchases parts used in its products from Caterpillar. The Company also reimburses Caterpillar for the salary-related costs of Caterpillar employees that work on the Company's behalf. In addition, the Company utilizes Caterpillar's warranty processing system to handle warranty claims on its machines and reimburses Caterpillar for the warranty expense incurred by Caterpillar dealers. During 2005, 2004 and 2003, total parts purchases, salary and warranty reimbursements were approximately $8,412,000, $7,920,000 and $3,994,000, respectively. Also, at December 31, 2005 and 2004, accounts payable to Caterpillar were approximately $1,467,000 and $558,000, respectively.

NOTE H – SHAREHOLDERS' EQUITY

Stock Option Plans

The Company has two stock option plans under which up to 7,500,000 shares of common stock are available for issuance. Stock options may be granted to any employee, including officers and directors of the Company, and certain non-employees, at a price not less than the fair market value of the Company's common stock on the date of grant. Options generally expire seven years from the date of grant. Options granted under the plans are generally exercisable in annual installments, beginning one year from the date of grant.

Director Stock Option Plan

The Company also has a stock option plan under which 900,000 shares of common stock are available for issuance. Stock options may be granted to directors who are not employees of the Company at a price not less than the fair market value of the Company's common stock on the date of grant. Options expire five years from date of grant and are exercisable in annual installments, beginning one year from the date of grant.

The plan, as amended, provides that each eligible director shall receive an option to purchase 6,000 shares on the first business day of each calendar year.

Option transactions under the plans during each of the three years in the period ended December 31, 2005 are summarized as follows:

	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2002	2,846,124	$ 6.84
Granted	1,069,500	4.42
Exercised	(1,785,384)	6.33
Canceled	(14,000)	4.93
Outstanding at December 31, 2003	2,116,240	6.10
Granted	689,500	15.66
Exercised	(780,500)	7.93
Canceled	(33,250)	10.52
Outstanding at December 31, 2004	1,991,990	8.62
Granted	288,000	19.82
Exercised	(320,470)	8.44
Canceled	(9,000)	18.69
Outstanding at December 31, 2005	1,950,520	$10.14

At December 31, 2005, 2004 and 2003, 699,905, 451,250 and 768,500 options were exercisable with a weighted average exercise price of $7.33, $5.83 and $8.43, respectively.

The following information applies to grants that were outstanding at December 31, 2005:

	Options outstanding		
Range of exercise prices	Number outstanding at period end	Weighted-average remaining contractual life	Weighted-average exercise price
$ 4.04 - 6.06	953,020	3.83	$ 4.56
$ 6.13 - 9.19	126,300	1.63	6.82
$ 14.45 - 21.67	835,200	5.43	16.47
$22.60	36,000	4.00	22.60
	1,950,520		$ 10.14

	Options exercisable	
Range of exercise prices	Number exercisable at period end	Weighted average exercise price
$ 4.04 - 6.06	426,780	$ 4.61
$ 6.13 - 9.19	126,300	6.82
$ 14.45 - 21.67	146,825	15.69
	699,905	$ 7.33

The weighted average fair values of the options granted during 2005, 2004 and 2003 are $17.46, $8.90 and $2.26, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for all grants in 2005, 2004 and 2003, respectively; zero dividend yield; expected volatility of 39.45%, 52.1% and 44.8%, risk-free interest rate of 4.09%, 3.78% and 3.55% and expected lives of 6.05, 6.92 and 6.95 years.

Shares Repurchased and Retired

In October 2003, the Company authorized a stock buy-back program under which the Company could repurchase up to $10,000,000 of its common stock on the open market. The Company funded the repurchases with available funds. The repurchase program expired in October 2004 and was not renewed. Under this program, the Company repurchased 132,000 shares of its common stock, at an aggregate cost of approximately $1.9 million.

During 2003, in connection with previous repurchase agreements, the Company repurchased 26,200 shares of its common stock, at an aggregate cost of approximately $248,000.

NOTE I – RELATED PARTY TRANSACTION

The Company uses a public relations firm that is affiliated with one of the Company's directors. Total fees paid to this firm in 2005, 2004 and 2003 were approximately $228,000, $153,000 and $157,000, respectively.

NOTE J – FINANCING GUARANTEE

The Company has guaranteed the repayment of a $589,000 note made by one of its customers to a non-affiliated finance company in payment of amounts owed to the Company by this customer. The Company computed the value of the guarantee at $35,000 and recorded this amount as a reduction of net sales for the year ended December 31, 2003. A similar amount has been included in other accrued liabilities at December 31, 2005 and 2004. The outstanding balance of this note was approximately $309,000 as of December 31, 2005.

NOTE K – MAJOR SUPPLIERS

While current vendors are meeting the Company's quality and performance expectations, the Company believes alternative contract manufacturers are available should the necessity arise. However, shortages of parts or the need to change vendors could result in production delays or reductions in product shipments that could adversely affect the Company's business. The Company believes that a change in suppliers for the majority of component parts could occur without material disruption of the Company's business. However, certain parts, such as bogie wheels and rubber tracks, have a limited number of vendors and a disruption in supply could affect the Company's ability to deliver finished goods and replacement parts.

NOTE L – SUPPLEMENTARY FINANCIAL INFORMATION (unaudited)

The following table summarizes quarterly, unaudited financial data for 2005 and 2004.

	2005				2004			
Quarters	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Net sales	$ 53,180	$ 56,692	$ 69,219	$ 65,991	$ 33,054	$ 39,081	$ 40,607	$ 48,131
Gross profit	12,759	13,865	17,287	16,371	7,570	8,768	9,304	10,758
Net earnings	5,543	6,184	8,002	8,170	3,595	4,182	4,430	4,968
Net earnings per common share								
Basic	.21	.23	.30	.30	.14	.17	.18	.19
Diluted	.20	.22	.29	.29	.13	.16	.17	.18

(Dollars in thousands, except per share data)

Report of Independent Registered Public Accounting Firm

Grant Thornton

Board of Directors and Shareholders
A.S.V., Inc.

We have audited the accompanying consolidated balance sheets of A.S.V., Inc. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of A.S.V., Inc. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Grant Thornton LLP

Minneapolis, Minnesota
March 15, 2006

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to management and our board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we believe that, as of December 31, 2005, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Grant Thornton LLP, has issued an attestation report on management's assessment of our system of internal control over financial reporting. This report appears on page 23.

Report of Independent Registered Public Accounting Firm

Grant Thornton

The Board of Directors and Shareholders
A.S.V., Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing on page 22, that A.S.V., Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management, is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2005 and 2004, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 and our report dated March 15, 2006 expressed an unqualified opinion on those consolidated financial statements.

Grant Thornton LLP

Minneapolis, Minnesota
March 15, 2006

Directors and Officers • Investor Information

Directors:

Gary D. Lemke
Chairman of the Board, Chief Executive Officer

Jerome T. Miner (1) (2)
Vice-Chairman of the Board
President, Jerry Miner Realty, Inc.
Grand Rapids, Minnesota

Leland T. Lynch (3)
Retired, Carmichael Lynch, Inc.
Minneapolis, Minnesota

James H. Dahl (1) (3)
President, James Dahl & Company (Private Investments)
Jacksonville, Florida

R. E. "Teddy" Turner IV (1) (2)
Owner, Charleston Boatworks, Inc.
Charleston, South Carolina

Richard A. Benson (2)
Retired, Caterpillar Inc.
Peoria, Illinois

Karlin S. Symons (2)
Retired, Plus Relocation Services, Inc.
Minneapolis, Minnesota

Bruce D. Iserman
Retired, Bremer Financial Corp.
Fargo, North Dakota

Kenneth J. Zika
Retired, Caterpillar Inc.
Peoria, Illinois

(1) Audit Committee
(2) Compensation and Stock Option Committee
(3) Nominating Committee

Executive Officers:

Gary D. Lemke
Chief Executive Officer

Mark S. Glasnapp
President

Thomas R. Karges
Chief Financial Officer, Secretary

Corporate Headquarters:

A.S.V., Inc.
840 Lily Lane
P.O. Box 5160
Grand Rapids, Minnesota 55744
(218) 327-3434
www.asvi.com

Transfer Agent:

Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075
(800) 468-9716

Corporate Counsel:

Dorsey & Whitney LLP
Minneapolis, Minnesota

Independent Auditor:

Grant Thornton LLP
Minneapolis, Minnesota

Common Stock Information:

The Company's common stock is traded on the Nasdaq Stock Market® under the symbol "ASVI."

Common Stock High and Low Sale Price

Year Ended December 31, 2005

	High	Low
First Quarter	$ 24.03	$ 18.24
Second Quarter	20.73	16.39
Third Quarter	24.69	19.89
Fourth Quarter	27.38	18.50

Year Ended December 31, 2004

	High	Low
First Quarter	$ 20.75	$ 13.37
Second Quarter	18.10	14.05
Third Quarter	19.15	14.21
Fourth Quarter	24.89	16.13

On August 25, 2005 ASV completed a two-for-one stock split. All share data has been restated to reflect the stock split. The quotations above reflect the high and low inter-dealer bid prices, without retail markup, markdown or commissions.

As of March 2006, there were approximately 200 shareholders of record holding shares of A.S.V., Inc. common stock. This number does not include shareholders who hold A.S.V., Inc. common stock in street name.

Dividend Policy

A.S.V., Inc. has never declared or paid a cash dividend on its common stock. The Company currently intends to retain earnings for use in the operation and expansion of its business.

A.S.V., Inc.
840 Lily Lane
Grand Rapids, MN 55744
An Equal Opportunity Employer
218.327.3434 • 800.346.5954
www.asvi.com

April, 2006